UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Person(s) Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on October 2, 2025, Amendment No. 3 filed on October 17, 2025, Amendment No. 4 filed on November 10, 2025 and this Amendment No. 5, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the issued and outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) all upon the terms and subject to the conditions as set forth in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9. The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 15, 2025, by Buyer (as amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on September 9, 2025, Amendment No. 3 filed on October 2, 2025, Amendment No. 4 filed on October 17, 2025 and Amendment No. 5 filed on November 13, 2025).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 5 is being filed to disclose certain updates as reflected below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph under the heading “Tender Offer”:

“Expiration of the Offer; Subsequent Offering Period

At one minute after 11:59 p.m. Eastern Time on November 12, 2025, the Offer expired as scheduled. Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 22,877,463 Shares, representing approximately 87% of the outstanding Shares, had been validly tendered pursuant to the Offer and not properly withdrawn, such that the Minimum Condition had been met. For purposes of the Minimum Condition, the aggregate number of Shares validly tendered and not properly withdrawn represents approximately 87% of the outstanding Shares.

All conditions to the Offer having been satisfied, XOMA intends to accept for payment, and as soon as practicable expects to pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, XOMA has commenced the Subsequent Offering Period. The Subsequent Offering Period will expire one minute after 11:59 p.m. Eastern Time on November 20, 2025. All Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $1.04 per Share and one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, subject to any applicable withholding taxes and without interest, all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated October 17, 2025. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are described in the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn. In addition, LAVA shareholders who do not tender their Shares pursuant to the Offer or during the Subsequent Offering Period will receive the same consideration for their Shares as those shareholders who tender their Shares pursuant to the Offer or during the Subsequent Offering Period (“Cancellation Consideration”), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest. LAVA and XOMA expect to consummate the Post-Offer Reorganization pursuant to the Purchase Agreement beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for. Upon completion of the Post-Offer Reorganization, LAVA will no longer be a publicly traded company, and the listing of the Shares on Nasdaq will be terminated.

If you did not tender your Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Post-Offer Reorganization is consummated, you will receive the same consideration as shareholders that tendered their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by the Company on November 13, 2025 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated November 13, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 13, 2025

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President